EXHIBIT 99

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

May 6, 2002

Dear Sir/Madam:

In connection with our filing of Haemonetics Corporation's Annual Report to shareholders and on this Form 10-K for the year ended March 30, 2002, Arthur Andersen LLP ("Andersen") has represented to us, by letter dated May 8, 2002, that the audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,


/s/  Ronald J. Ryan
-----------------------
Sr. Vice President
and Chief Financial Officer,
(Principal Financial and Accounting Officer)